UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 par value
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 278,568*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 278,568*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 278,568*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 278,568*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IA, OO

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON AMERICAN CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,674*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,568*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,568*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,674*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,674*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 92931L 40 1

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);

(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;

(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);

(iv)	American Capital Management, LLC, a Delaware limited liability company (“American Capital”);

(v)	Richard Abbe, who serves as the managing member of each of Iroquois Capital and ICIG;

(vi)	Kimberly Page, who serves as the manager of American Capital; and

(vii)	Joshua Silverman, as a nominee for the Board of Directors of the Issuer (the “Board”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Iroquois Master Fund is serving as a private investment fund.  The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of ICIG is serving as a private investment fund.  The principal business of American Capital is serving as an investment vehicle for investment purposes.  The principal occupation of Mr. Abbe is serving as a managing member of Iroquois Capital and ICIG.  The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital and as manager of American Capital.  The principal occupation of Mr. Silverman is serving as Managing Member of Parkfield Funding LLC.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 92931L 40 1

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman and Abbe and Ms. Page are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Iroquois Master Fund believes July 29, 2016 was the deadline for stockholders to deliver a nomination notice in connection with the Issuer’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”) pursuant to the advance notice provisions under the Issuer’s Amended and Restated Bylaws.  In order to preserve its rights to seek Board representation at the 2016 Annual Meeting, Iroquois Master Fund delivered a letter to the Corporate Secretary of the Issuer on July 29, 2016 (the “Nomination Letter”) nominating Joshua Silverman for election to the Issuer’s Board at the 2016 Annual Meeting. Iroquois believes that a change to the composition of the Board is warranted given the underperformance of the Issuer and Mr. Silverman’s qualifications.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,875,296 Shares, which represents (1) the 2,706,159 Shares outstanding, as of July 24, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on July 28, 2016 plus (2) 169,137 Shares issuable upon the conversion of certain Series H-1 Shares owned by Iroquois Master Fund.

Excluded from the Reporting Person’s beneficial ownership are an aggregate of 2,123,624 Shares underlying certain Series H Shares and Series H-1 Shares and issuable upon the exercise of certain Warrants, due to a conversion cap that precludes the holder thereof from converting such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

CUSIP NO. 92931L 40 1

The excluded Shares include: (i) 239,500 Shares underlying Series H Shares owned by Iroquois Master Fund, 534,563 Shares underlying Series H-1 Shares owned by Iroquois Master Fund and 1,055,481 Shares issuable upon the exercise of certain Warrants owned by Iroquois Master Fund; (ii) 54,100 Shares underlying Series H-1 Shares owned by ICIG and 81,190 Shares issuable upon the exercise of certain Warrants owned by ICIG and (iii) 23,500 Shares underlying Series H Shares owned by American Capital, 54,100 Shares underlying Series H-1 Shares owned by American Capital and 81,190 Shares issuable upon the exercise of certain of the Issuer’s warrants directly owned by American Capital.

As such, the following beneficial ownership information excludes an aggregate of 2,123,624 Shares underlying certain Series H Shares and Series H-1 Shares and issuable upon the exercise of certain Warrants due to the Beneficial Ownership Limitation. The Reporting Persons may choose to convert or exercise, as applicable, the H-Series Shares, Series H-1 Shares and Warrants, in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

A.	Iroquois Master Fund

(a)
As of the close of business on August 1, 2016, Iroquois Master Fund beneficially owned 278,568 Shares consisting of (i) 109,431 Shares directly and beneficially owned by Iroquois Master Fund, and (ii) 169,137 Shares underlying Series H-1 Shares owned by Iroquois Master Fund.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 278,568
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 278,568

(c)	Iroquois Master Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.           Iroquois Capital

(a)	As of the close of business on August 1, 2016, Iroquois Capital beneficially owned 278,568 Shares by virtue of its relationship as the investment manager to Iroquois Master Fund.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 278,568
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 278,568

(c)	Iroquois Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 92931L 40 1

C.	ICIG

(a)	As of the close of business on August 1, 2016, ICIG directly and beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.	American Capital

(a)	As of the close of business on August 1, 2016, American Capital directly and beneficially owned 8,674 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,674
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,674

(c)	American Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.	Richard Abbe

(a)	As of the close of business on August 1, 2016, Mr. Abbe beneficially owned 278,568 Shares by virtue of his relationship as the managing member of Iroquois Master Fund and ICIG.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 278,568
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 278,568
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Abbe has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 92931L 40 1

F.	Kimberly Page

(a)	As of the close of business on August 1, 2016, Ms. Page beneficially owned 8,674 Shares by virtue of her relationship as the manager of American Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,674
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,674
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Page has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Joshua Silverman

(a)	As of the close of business on August 1, 2016, Mr. Silverman directly and beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Silverman has not entered into any transactions in the Shares since the filing of the Schedule 13D.

As of the close of business on August 1, 2016 the Reporting Persons collectively beneficially owned an aggregate of 287,242 Shares (including certain Securities held by the Reporting Persons and excluding certain Securities held by the Reporting Persons subject to the Beneficial Ownership Limitation described in this Item 5), constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 2, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of Mr. Silverman at the 2016 Annual Meeting (the “Solicitation”), and (c) Iroquois Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 92931L 40 1

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Richard Abbe, Kimberly Page, and Joshua Silverman, dated August 2, 2016.

CUSIP NO. 92931L 40 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2016

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Authorized Signatory

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

/s/ Joshua Silverman
JOSHUA SILVERMAN

CUSIP NO. 92931L 40 1

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017